UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated April 10, 2025, advising that the 2025 Annual General Meeting of the Company will be held on May 8, 2025.

Exhibit 2 is a copy of the Notice of Annual General Meeting and associated information.

The Company’s Annual Report on Form 20-F can be found on the Company’s website at www.sflcorp.com and also within the following link: SFL 2024 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	May 9, 2025	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL – Notice of Annual General Meeting 2025

SFL Corporation Ltd. (NYSE: SFL) (the “Company”) advises that the 2025 Annual General Meeting of the Company will be held on May 8, 2025. A copy of the Notice of Annual General Meeting and associated information including the Company’s 2024 Annual Report on Form 20-F can be found on the Company’s website at www.sflcorp.com and in the attached links below.

April 10, 2025

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of vessels is comprised of tanker vessels, bulkers, container vessels, car carriers and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXHIBIT 2

SFL CORPORATION LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
8 MAY 2025

NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of SFL Corporation Ltd. (the “Company”) will be held on 8 May 2025 at 12:00 hrs at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the consolidated financial statements of the Company for the year ended December 31, 2024.

To consider the following Company proposals:

1.To set the maximum number of Directors to be not more than eight.

2.To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.

3.To re-elect Kathrine Fredriksen as a Director of the Company.

4.To re-elect Gary Vogel as a Director of the Company.

5.To re-elect Keesjan Cordia as a Director of the Company.

6.To re-elect James O’Shaughnessy as a Director of the Company.

7.To re-elect Ole Hjertaker as a Director of the Company.

8.To re-elect Will Homan-Russell as a Director of the Company.

9.To re-appoint Ernst & Young AS as auditors and to authorize the Directors to determine their remuneration.

10.To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2025.

By Order of the Board of Directors

James Ayers /s/
Secretary

10 April 2025

Notes:

1. The Board of Directors has fixed the close of business on 4 April 2025, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2. No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarized copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3. Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4. A Form of Proxy is enclosed for use by holders of shares held through the Norwegian VPS share register in connection with the business set out above.

5. Shareholders whose shares are held on the Norwegian VPS share register may view the Company’s audited financial statements included in its Annual Report on Form 20-F on its website, www.sflcorp.com

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF SFL CORPORATION LTD. TO BE HELD ON 8 MAY 2025.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended 31 December 2024 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.sflcorp.com. Shareholders can request a hard copy free of charge upon request by contacting us via our website: https://www.sflcorp.com/contact/.

COMPANY PROPOSALS

PROPOSALS 1 & 2 – MAXIMUM NUMBER OF DIRECTORS AND VACANCIES IN THE NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 82, that the maximum number of Directors is eight. It is further proposed, in accordance with Bye-law 82, vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit. Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

PROPOSALS 3, 4, 5, 6, 7 and 8 - ELECTION OF DIRECTORS

The Board has nominated the six persons listed below for selection as Directors of the Company. Mr. Vogel, Mr. O’Shaughnessy, Mr. Cordia, Ms. Fredriksen, Mr. Homan-Russell and Mr. Hjertaker are presently members of the Board of Directors. Mr. Vogel, Mr. Cordia, Mr. Homan-Russell and Mr. O’Shaughnessy who will constitute a majority of the Board if elected, meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Director Since	Current position with the Company
Kathrine Fredriksen	2020	Director
Gary Vogel	2016	Director
Keesjan Cordia	2018	Director
James O’Shaughnessy	2018	Director
Ole Hjertaker	2019	Director
Will Homan-Russell	2022	Director

Kathrine Fredriksen has been a Director of the Company since February 2020. Ms. Fredriksen has served as a board member of Norwegian Property ASA since 2016, Axactor SE since April 2020 and Avance Gas since May 2021. Ms. Fredriksen is currently employed by Seatankers Services (UK) LLP and she has previously been on the boards of Seadrill, Golar LNG, Frontline and Deep Sea Supply. Ms. Fredriksen was educated at the European Business School in London.

Gary Vogel has served as a Director of the Company since December 2016. Mr. Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc. (NASDAQ: EGLE), a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and capital markets and was previously the Chief Executive Officer of Clipper Group in Denmark.

Keesjan Cordia has been a Director of the Company since September 2018. Mr. Cordia is a private investor with a background in Economics and Business Administration. Mr. Cordia holds several board and advisory board positions in the oil and gas industry, among which he is a board member of Workships group B.V (2006), Combifloat B.V (2013) and Kerrco Inc (2017). He has been Chairman of the board of Oceanteam ASA since April 2018. From 2006-2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam. He is also a member of the investor committee of Connected Capital, a private equity firm. Mr. Cordia also serves as a director of Northern Drilling Ltd.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the UK and a Chartered Director. Mr. O'Shaughnessy also serves as a director of Frontline plc, Golden Ocean Group Limited, Archer Limited, Avance Gas Holding Ltd and various insurance companies.

Ole B. Hjertaker has been a Director of the Company since October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL Management AS since July 2009, prior to which he served as Chief Financial Officer from September 2006. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a chairman of NorAm Drilling and director of Frontline plc.

Will Homan-Russell has been a Director of the Company since July 2022. Mr. Homan-Russell is an experienced professional investor in the maritime sector, currently serving as Chief Investment Officer of UK based WMC Capital Ltd., where he cofounded Albemarle Shipping Fund. From 2003 to 2018 he worked for Tufton Oceanic Limited, a fund management company specializing in investments in the maritime and energy sectors. Mr. Homan-Russell holds an MA in Mathematics from Oxford University and an MSc. in Finance from London Business School.

PROPOSAL 9 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of Ernst & Young AS as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

PROPOSAL 10 – TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask the shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended 31 December 2025.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

James Ayers /s/
Secretary
Hamilton, Bermuda